UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

United States Commodity Index Fund

(Name of Issuer)

Units representing fractional undivided beneficial interest

 (Title of Class of Securities)

911717106
(CUSIP Number)

Howard Mah
Chief Financial Officer
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, California  94502
(510)  522-9600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 911717106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UNITED STATES COMMODITY FUNDS LLC (I.R.S. Identification No. 20-2830646)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00667%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 1 amends the Schedule 13D filed by United States Commodity Funds LLC (the “Sponsor”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2010 (the “Initial Schedule 13D”), to reflect the sale of 100,000 units of United States Commodity Index Fund (the “Issuer”) on September 3, 2010, in accordance with the terms of the Letter Agreement between the Sponsor and Merrill Lynch Professional Clearing Corp., the terms of which are described in the Initial Schedule 13D (the “Letter Agreement”).

Item 1.	Security and Issuer

No change from the Initial Schedule 13D.

Item 2.	Identity and Background

No change from the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

No change from the Initial Schedule 13D.

Item 4.	Purpose of Transaction

As disclosed in the Initial Schedule 13D, in order to satisfy NYSE Arca’s listing standards that at least 100,000 units of the Issuer be outstanding, the Sponsor purchased 100,000 units from the Initial Authorized Purchaser in the Issuer’s initial public offering of units.  The Sponsor purchased such units at the initial offering price of $50.00 per unit.

On August 31, 2010, the Sponsor sent notice to the Initial Authorized Purchaser of its request to have the Initial Authorized Purchaser repurchase the 100,000 units in accordance with the Letter Agreement.  On September 3, 2010, the Initial Authorized Purchaser repurchased the units from the Sponsor at a price per unit of $51.4646 and redeemed such units in accordance with the terms of the Authorized Purchaser Agreement with the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Issuer has a total of 300,020 units issued and outstanding and the Sponsor has beneficial ownership of 20 of those units.  As a result, the Sponsor has beneficial ownership of 0.00667% of the outstanding units of the Issuer.

(b) The Sponsor has sole voting and dispositive power with respect to all of the 20 units.

(c) Not applicable.

(d) Not applicable.

(e) In connection with the repurchase of 100,000 units described above, the Sponsor ceased being a 5% owner of the Issuer’s securities on September 3, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a result of the repurchase of units that took place on September 3, 2010, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Initial Schedule 13D and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2010

UNITED STATES COMMODITY FUNDS LLC

By:	/s/ Howard Mah

Name:	Howard Mah
Title:	Chief Financial Officer